March 18, 2020

Vivek Sankaran
Chief Executive Officer
Albertsons Companies, Inc.
250 Parkcenter Blvd.
Boise, ID 83706

       Re: Albertsons Companies, Inc.
           Registration Statement on Form S-1
           Filed March 6, 2020
           File No. 333-236956

Dear Mr. Sankaran:

       We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 Filed March 6, 2020

Summary Consolidated Historical Financial and Other Data, page 20

1. Please present here and elsewhere in your filing as appropriate pro forma net income per common share for the most recent annual and interim periods presented to reflect the effect of the dividend requirement associated with the Series A mandatory convertible preferred stock to be issued in the offering and the proceeds from that offering for the
       Repurchase transaction.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Vivek Sankaran
Albertsons Companies, Inc.
March 18, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Doug Jones at 202-551-3309 or Patrick Kuhn at 202-551-3308, if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer L pez at 202-551-3792 or Lilyanna Peyser, at 202-551-3222, with any other questions.



FirstName LastNameVivek Sankaran                           Sincerely,
Comapany NameAlbertsons Companies, Inc.
                                                           Division of
Corporation Finance
March 18, 2020 Page 2                                      Office of Trade &
Services
FirstName LastName